Exhibit 97.1
SUMMIT THERAEUTICS, INC.
INCENTIVE-BASED COMPENSATION CLAWBACK POLICY
    Summit Therapeutics Inc. (“Company”) has adopted this clawback policy (the “Policy”) as a supplement to any other clawback policies in effect now or in the future at the Company. To the extent this Policy applies to compensation payable to a covered person, it shall be the only clawback policy applicable to such compensation and no other clawback policy shall apply. However, notwithstanding the last sentence, if another Company policy provides that a greater amount of compensation shall be subject to clawback, such other policy shall apply, but only, to the amount in excess of the amount subject to clawback under this Policy.
This Policy shall be interpreted to comply with the clawback rules found in 229 C.F.R. §240.10D and Nasdaq Listing Rule 5608, which will take effect on October 2, 2023 (collectively, the “Rule”). To the extent this Policy is in any manner deemed inconsistent with the Rule, this Policy shall be treated as retroactively amended to be compliant with the Rule.
1. Definitions. As used in the Policy, the following capitalized terms shall have the meanings set forth in this Section 1. Terms used herein shall at all times be interpreted in accordance with 229 C.F.R. §240.10D-1(d) and any other guidance that may be issued under the Rule.
(a) “Executive Officer” shall mean the Company’s president, principal financial officer, principal accounting officer, any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive Officers of the Company’s subsidiaries are deemed Executive Officers of the Company if they perform such policy making functions for the Company. Identification of an Executive Officer for purposes of this Policy includes, at a minimum, Executive Officers identified pursuant to 17 C.F.R. §229.401(b).
(b) “Financial Reporting Measure” means measures, including but not limited to stock price and total shareholder return, that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities Exchange Commission.
(c) “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of one or more Financial Reporting Measures.
2. Application of the Policy. This Policy shall only apply in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct one or more errors in a previously issued financial statements that is or are material to such financial statements, or that would result in a material misstatement if the error or errors were corrected in the current period or left uncorrected in the current period.
3. Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in Section 2, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to 229 C.F.R. §240.10D-1(b)(1)(ii).

(a) For purposes of this Policy, Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of such period.
(b) Notwithstanding anything to the contrary, this Policy shall only apply if the Incentive-Based Compensation is Received on or after October 2, 2023.
(c) To the extent applicable, 229 C.F.R. §240.10D-1(b)(1)(i) shall govern certain circumstances under which the Policy will apply to Incentive-Based Compensation Received during a transition period arising due to a change in the Company’s fiscal year.
4. Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to clawback pursuant to this Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:
(a) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and
(b) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchange on which the Company’s shares are listed.
5. Recovery of Erroneously Awarded Compensation. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. The Compensation Committee of the Company’s Board of Directors (the “Committee”) shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with the Rule’s “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.
(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy (e.g., reasonable legal expenses and consulting fees) would exceed the amount to be recovered and the Committee makes a determination that recovery would be impracticable. However, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, establish that the direct costs of recovery exceed the recovery amounts, document such reasonable attempt(s) to recover, and provide such documentation to the exchange on which the Company’s shares are listed.
(b) Erroneously Awarded Compensation need not be recovered if recovery would violate home country law, provided such law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the exchange on which the Company’s shares are listed, that recovery would result in such a violation and shall provide such opinion to such exchange.

(c) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company or its subsidiaries, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
6. Committee decisions. Decisions of the Committee with respect to this Policy shall be final, conclusive, and binding on all Executive Officers subject to this Policy, unless determined to be an abuse of discretion.
7. No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.
8. Agreement to Policy by Executive Officers. The Committee shall take reasonable steps to inform Executive Officers of this Policy and obtain their acknowledgement of this Policy, which steps may include the inclusion of this Policy as an attachment to any award that is or has been accepted by the Executive Officer.